UNITED STATES

S E C U R I T I E S   A N D   E X C H A N G E   C O M M I S S I O N
                     Washington, D.C. 20549

                            FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
            Under the Securities Exchange Act of 1934

                   For the month of February, 2004



               CAPITAL ENVIRONMENTAL RESOURCE INC.
         (Translation of registrant's name into English)


                       1005 Skyview Drive
              Burlington, Ontario, Canada  L7P 5B1
            (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F _____X______    Form 40-F ___________

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes _____X_____     No ___________

Exhibit 4.1 -- Amendment No. 1 dated as of February 13, 2004 to the Preferred Subscription Agreement dated as of May 6, 2003, among Waste Services, Inc., Capital Environmental Resource Inc.,
Kelso Investment Associates VI, L.P. and KEP VI LLC.

Exhibit 99.1 -- Press Release dated February 25, 2004 of Capital
Environmental Resource Inc.

                           SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


               CAPITAL ENVIRONMENTAL RESOURCE INC.




Date:  February 25, 2004 By:     /s/ Ivan R. Cairns
                         ___________________________________
                         Ivan R. Cairns
                         Executive Vice President,
                         General Counsel and Secretary